SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (Rule 13e-100)

          Tender Offer Statement Under Section 13(e) of the Securities
                              Exchange Act of 1934
                        Amendment No. 4 - Final Amendment

                              CFB BANCSHARES, INC.
                                (Name of Issuer)

                              CFB BANCSHARES, INC.
                       (Names of Persons Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                   12519Q 10 1
                      (CUSIP Number of Class of Securities)

                                  Billy M. Rice
                              CFB Bancshares, Inc.
                                1015 Main Street
                            Wartburg, Tennessee 37887
                                 (423) 346-2265

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                              Linda M. Crouch, Esq.
                 Baker Donelson Bearman Caldwell & Berkowitz, PC
                             SunTrust Bank Building
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37604
                                 (423) 928-0181

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Value*                                Amount of Filing Fee
             $999,988                                             $80.90
--------------------------------------------------------------------------------
* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $22.00 per share for the common stock as of October 31, 2003 multiplied by our estimate of the maximum number of shares to be purchased (45,454).

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.
     Amount Previously Paid:  $80.90
     Form or Registration No.:  Schedule TO/13E-3
     Filing Party:  CFB Bancshares, Inc.
     Date Filed:  November 12, 2003

--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 4 ("Final Amendment") to the Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on November 12, 2003, as amended on December 2, 2003, December 18, 2003, and January 13, 2004 (as amended, the "Schedule 13E-3") by CFB Bancshares, Inc., a Tennessee corporation (the "Company"). This Schedule 13E-3 related to the offer by the Company to purchase up to 45,454 shares of its common stock, $1.00 par value per share.

The purpose of this Final Amendment is to report the results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Friday, February 13, 2004. The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 13 of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

The Offer expired at 5:00 p.m., Eastern Standard Time, on Friday, February 13, 2004. The Company received tenders of 40,385 shares of Common Stock in the Offer. All of these shares have been accepted by the Company, and payment has been made at the Offer price of $22.00 per share.

ITEM 12. EXHIBITS.

 Exhibit No.        Description
------------        -----------
16(a)(1)(i)*        Amended and Restated Offer to Purchase
16(a)(1)(ii)*       Amended and Restated Letter of Transmittal
16(a)(l)(iii)*      Form of  Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees
16(a)(1)(iv)*       Form  of  Letter  to  Clients  for  Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(v)*        Instruction  Form  For  Shares  Held  by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(vi)*       Form of Notice of Guaranteed Delivery
16(a)(i)(vii)*      Letter  to  Shareholders  from  Billy M. Rice, President and
                    Chief Executive Officer, dated January 12, 2004
16(a)(5)**          Press Release dated February 17, 2004
-----------------------
*  Previously filed.
**  Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           CFB BANCSHARES, INC.




                                     By:   /s/ Billy M. Rice
                                           -------------------------------------

                                           Billy M. Rice
                                           President and Chief Executive Officer
Dated: February 17, 2004

                                                                Exhibit 16(a)(5)

FOR IMMEDIATE RELEASE

                         CFB BANCSHARES, INC. ANNOUNCES
                           COMPLETION OF TENDER OFFER

Wartburg, Tennessee - (February 17, 2004) - CFB Bancshares, Inc. today announced that its tender offer for the purchase of up to 45,454 shares of its common stock expired at 5:00 p.m., Eastern Standard Time, on Friday, February 13, 2004. The Company has accepted for purchase pursuant to the tender offer 40,385 shares of its common stock from tendering shareholders. The Company will pay $22.00 for each share purchased, and payment for the shares tendered will be made promptly.

Upon completion of the tender offer, the Company still has more than 300 shareholders of record. As a result, the Company is not eligible to terminate the registration of its common stock under the Securities and Exchange Act of 1934, as amended, and will continue to be reporting company. The Company will continue to file periodic reports with the Securities and Exchange Commission, including annual reports on Form 10-KSB, and quarterly reports on Form 10-QSB, and it will continue to be subject to the SEC's proxy rules.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company's common stock. The offer was made solely by the Amended and Restated Offer to Purchase and the accompanying letter of transmittal previously delivered to shareholders.